UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

90 Park Ave, 20th Floor
New York, NY 10016
(646) 710-7714
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Special General Meeting of Shareholders

On February 15, 2024, Pagaya Technologies Ltd. (the “Company”) held a virtual-only Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted upon the reverse share split proposal (the “Proposal”) that was described in the Company’s Notice and Proxy Statement with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 23, 2024.

Shareholders of record at the close of business on January 19, 2024 were entitled to vote at the Meeting. The Proposal was approved by the respective requisite majority of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association (the “Articles”).

Amended and Restated Articles of Association

On February 15, 2024, at the Meeting, the Company’s shareholders approved the replacement of the Articles in their entirety with amended and restated articles of association (the “A&R Articles”). The A&R Articles are furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”).

The information in this Report of Foreign Private Issuer on Form 6-K, including Exhibits 99.1 hereto, is incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Registration Statement on Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Articles of Association of Pagaya Technologies Ltd., as amended and restated on February 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: February 15, 2024	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer